Sur Ventures, Inc.
500 Newport Center Drive, Ste 800
Newport Beach, CA 92660

February 1, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: Ryan Houseal

Re:              Sur Ventures, Inc.
Amendment No. 1 to Registration Statement to Form S-1
Filed January 12, 2011, as amended
File No. 333-171141

Dear Mr. Houseal:

On behalf of Sur Ventures, Inc., a Nevada corporation (the “Company”), and in response to your letter dated January 28, 2011, regarding the Company’s Amendment No. 1 to its Registration Statement to Form S-1 filed January 12, 2011 (“Form S-1”) with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 2 to Form S-1 ("Amendment No. 2") on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Cover Page

1.  We note from your disclosures on page 8 that the expenses of this offering are approximately $20,000 and if 100% of the shares are sold in the offering the net proceeds that you will receive is $220,000. Please revise the cover page to show the correct net proceeds that the company will receive if 100% of the shares are sold in this offering.

Response:  The Company has revised the cover page to show the correct net proceeds that the Company will receive if 100% of the shares are sold in this offering.

Dilution, page 9

2.   If 100% of the shares are sold at $0.12 per share, then the net tangible book value per share after this offering will be $0.033. Accordingly, it appears that the per share dilution and the percent dilution to new investors should be $0.87 and 72.5% respectively. Please provide your calculations that support the per share dilution to new investors and percent dilution to new investors or revise accordingly.

Response: The Company has revised the dilution to table to disclose the correct per share dilution and percent dilution to new investors.

Certain Relationships and Related Transactions

Related party transactions, page 18

3.  We refer to prior comment 14. With the next amendment of your filing, please file a written description of the oral compensation agreement with your president as an exhibit to the registration statement pursuant to Item 601 (b)(10)(iii) of Regulation S-K. For guidance, see Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Company has filed a written description of the oral compensation agreement with your president as Exhibit 10.4 to Amendment No. 2.

Hopefully, this response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated January 28, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Sur Ventures, Inc.

/s/ Linda Fischer
Linda Fischer
President